Dated January 4, 2022
Registration Statement No. 333-253559-01
Relating to
Preliminary Prospectus Supplement January 4, 2022 and
Prospectus dated February 26, 2021

$500,000,000 FLOATING RATE NOTES DUE 2024

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A- (stable) (Moody’s/S&P)
Size:	$500,000,000
Maturity Date:	January 11, 2024
Coupon (Interest Rate):	Compounded SOFR, reset quarterly, plus a margin of 43 basis points
Interest Payment Dates:	January 11, April 11, July 11, and October 11, commencing April 11, 2022
Benchmark Security:	Compounded SOFR, reset quarterly
Spread to Benchmark Security:	Compounded SOFR, reset quarterly, plus a margin of 43 basis points
Initial Price to Public:	100.000% plus accrued interest from January 11, 2022 if settlement occurs after that date
Redemption Provision:	At par on or after the first anniversary of the issue date
Settlement Date**:	T+5; January 11, 2022
CUSIP / ISIN:	828807DR5/ US828807DR54
Joint Book-Running Managers:

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Santander Investment Securities Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Co-Managers:	Fifth Third Securities, Inc. Samuel A. Ramirez & Company, Inc. Regions Securities LLC Academy Securities, Inc. Telsey Advisory Group LLC

Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to repay indebtedness under its $3.5 billion supplemental senior unsecured revolving credit facility and for general corporate purposes, including to repay other indebtedness.

The Issuer has concurrently priced $700,000,000 aggregate principal amount of 2.650% senior unsecured notes due 2032.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the second business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-844-4533; Santander Investment Securities Inc. toll-free at 1-855-403-3636; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.